QAD Inc. 100 Innovation Place Santa Barbara, CA 93108 USA
Tel + 1 805 566 6000 Fax + 1 805 566 6080 http://www.qad.com
June 12, 2017

Ms. Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Collins:

QAD Inc. (the “Company”) submits this letter in response to your comment letter dated June 2, 2017 in reference to our Form 10-K for the Fiscal Year Ended January 31, 2017, File No. 001-35013.

In this letter, we have recited the Staff’s comment in italicized type and have followed it with the Company’s response.

Risk Factors

We are dependent on Progress Software Corporation, page 21

1. It appears that you are substantially dependent on your license agreement with Progress Software Corporation. In this regard, a majority of the QAD Enterprise Applications are written in a programming language that is proprietary to Progress Software Corporation and the QAD Enterprise Applications do not run within programming environments other than Progress. Please file the agreement or tell us why you believe that it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The agreement between the Company and Progress Software referred to in our risk factors and your comment above, is a certain Partner Agreement entered into February 1, 2007 between the Company and Progress Software (as amended, the “Partner Agreement”). The Company will promptly file the Partner Agreement in redacted form with an exhibits-only amended Form 10-K together with a related Confidential Treatment Request pertaining to the Partner Agreement.

We believe this letter is responsive to your request. Do not hesitate to contact us should you need any additional information on this matter.

Securities and Exchange Commission

June 12, 2017

Sincerely yours,

/s/ Daniel Lender

Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.

Cc:   Gabriel Eckstein, Attorney-Advisor

        Securities and Exchange Commission

        Blase Dillingham, Esq.